SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2006

Commission File Number 1-15028

China Unicom Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or  Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):      .)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):      )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-      .)

EXHIBITS

Exhibit Number

1	Announcement dated September 19, 2006 in respect of the disclosure of the operational statistics of China Unicom Limited and its subsidiaries for the month of August 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: September 20, 2006

	By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of August 2006.

The Board of the Company (the “Board”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of August 2006.

Operational statistics for the month of August 2006 and the comparative figures for the previous month are as follows:-

	August 2006	July 2006

1. CELLULAR BUSINESS:
Aggregated Number of GSM Cellular Service Subscribers	102.223 million	101.370 million
• Post-paid Subscribers	51.921 million	51.410 million
• Pre-paid Subscribers	50.302 million	49.960 million
Aggregated Net Addition in 2006 of GSM Cellular Service Subscribers	7.151 million	6.298 million
• Post-paid Subscribers	3.755 million	3.244 million
• Pre-paid Subscribers	3.396 million	3.054 million
Aggregated Number of CDMA Cellular Service Subscribers	35.062 million	34.779 million
• Post-paid Subscribers	32.208 million	31.929 million
• Pre-paid Subscribers	2.854 million	2.850 million
Aggregated Net Addition in 2006 of CDMA Cellular Service Subscribers	2.340 million	2.056 million
• Post-paid Subscribers	2.198 million	1.919 million
• Pre-paid Subscribers	0.142 million	0.137 million

2. INTERNATIONAL & DOMESTIC LONG DISTANCE TELEPHONE SERVICES:
Aggregated Usage Volume in 2006 of Outgoing Calls of Circuit Switched Long Distance Telephone (minutes)	7.3391 billion	6.3655 billion
• Domestic Long Distance	7.2385 billion	6.2792 billion
• International, Hong Kong, Macau & Taiwan Long-Distance	0.1006 billion	0.0863 billion
Aggregated Usage Volume in 2006 of Outgoing Calls of IP Telephone (minutes)	8.8671 billion	7.8119 billion
• Domestic Long Distance	8.7945 billion	7.7487 billion
• International, Hong Kong, Macau & Taiwan Long-Distance	0.0726 billion	0.0632 billion

3. INTERNET SERVICES:
Aggregated Number of Internet Subscribers	5.768 million	5.916 million

Notes:

1.                                       All the Aggregated Numbers recorded for the months of July 2006 and August 2006 are aggregated data reported at 24:00 on 31 July 2006 and 31 August 2006 respectively.

2.                                     The accounting period of all Aggregated Net Additions in 2006 and all Aggregated Usage Volumes in 2006 for the month of August 2006 is the period commencing from 0:00 on 1 January 2006 to 24:00 on 31 August 2006 respectively.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the months of July 2006 and August 2006 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

The Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan
Non-executive Director:	Lu Jianguo
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming

By Order of the Board CHINA UNICOM LIMITED CHU KA YEE Company Secretary

Hong Kong, 19 September 2006